SKY PETROLEUM, INC.
SUITE 200 – 625 4th Ave. SW
CALGARY, ALBERTA T2P 0K2
Telephone:  (403) 265-3500

November 3, 2005

Via: Facsimile and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Ms. Melinda Kramer

Re:	Request for Acceleration – Sky Petroleum, Inc. Registration Statement on Form SB-2 (SEC File No. 333-127940)

Ladies and Gentlemen:

        On behalf of Sky Petroleum, Inc., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement, and to permit said Registration Statement to become effective at 5:00 p.m. on November 3, 2005, or as soon thereafter as practicable.

      Sky Petroleum, Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        This letter supercedes our acceleration request letter dated October 31, 2005.

        Please contact the undersigned with any questions with respect to this request.

Very truly yours, SKY PETROLEUM, INC. /s/ Donald C. Cameron Donald C. Cameron Chief Executive Officer